UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Notice Regarding the Record Date for the Annual Cash Dividends for Fiscal Year 2023

On December 14, 2023, KB Financial Group Inc. (the “Company”) announced that the record date for the annual cash dividends for fiscal year 2023 is expected to be announced sometime in February 2024, following a resolution of the Board of Directors. Such decision was made pursuant to an amendment of the Company’s Articles of Incorporation approved and ratified at the annual general meeting of shareholders held on March 24, 2023, which allowed the record date for the annual cash dividends to be designated through a resolution of the Board of Directors. Relevant details are as follows:

1.	Amended section of the Company’s Articles of Incorporation : Paragraph (3) of Article 59 (Dividends)

Prior to the amendment	(3) Dividends of Paragraph (1) above shall be paid to the shareholders registered in the Company’s registry of shareholders or the registered pledgees as of the last day of each fiscal year.

Amended on March 24, 2023 (Current Provisions)

(3)   The Company may set the record date to determine the shareholders who will receive the Dividends set forth in Paragraph (1) by a resolution of the Board of Directors. The Company shall give at least two (2) weeks prior notice to the public.

2.	To note regarding the record date for the annual cash dividends for fiscal year 2023 :

•

The record date for the annual cash dividends for fiscal year 2023 (the “Annual Cash Dividends Record Date”) is expected to be disclosed sometime in February 2024, and such dividends will be paid to the shareholders of the Company who are registered in the Company’s registry of shareholders as of the Annual Cash Dividends Record Date.

•

Accordingly, please be informed that shareholders who are registered in the Company’s registry of shareholders as of December 31, 2023 may not be entitled to receive the annual cash dividends for fiscal year 2023, if they are not registered in the Company’s registry of shareholders or the registered pledgees as of the Annual Cash Dividends Record Date.

Please note that details of the annual cash dividends for fiscal year 2023 have not yet been decided. The details of such cash dividends will be decided through a resolution of the Company’s Board of Directors, and finalized through an approval of the shareholders at the annual general meeting of shareholders.

For details regarding the Company’s record date for the annual general meeting of shareholders, which is December 31, 2023, please refer to the Company’s other Form 6-K furnished to the U.S. Securities and Exchange Commission on the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: December 14, 2023	By:	/s/ Scott Y. H. Seo
(Signature)

Name: Scott Y. H. Seo
Title: Senior Executive Vice President and Chief Finance Officer